Filed by U.S. Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-13089

Subject Company: U.S. Restaurant Properties, Inc.

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

January 25, 2005

Dear Stockholder:

The Special Meeting of Stockholders of U.S Restaurant Properties, Inc. to be held on February 24, 2005, is rapidly approaching.

Your vote is very important. Approval of the proposed merger agreement between U.S. Restaurant Properties, Inc. and CNL Restaurant Properties, Inc. requires the approval of a majority of the outstanding shares. Approval of one of the charter amendments requires the affirmative vote of two-thirds of the outstanding shares of USRP common stock. Accordingly, the vote of all stockholders is very important. If you do not vote, it has the same affect as voting “Against” the merger agreement and charter amendment proposals. Please submit your vote in this important matter regarding the future of your investment – by voting by telephone, via the Internet, or by marking, signing, dating and returning the enclosed proxy card or voting instruction form in the postage-paid return envelope provided. Telephone and Internet voting may be used until 11:59 p.m., Eastern Daylight Time, on Wednesday, February 23, 2005.

If you hold your shares in street name at a custodian bank or broker, please call the person responsible for your account and instruct him or her to vote your shares in support of all proposals on the meeting agenda.

The Board of Directors unanimously recommends that USRP’s stockholders vote “FOR” the mergers, adoption of the merger agreements and approval of the amendments to USRP’s Restated Articles of Incorporation.

For more information or for assistance voting your shares, please call D. F. King & Co., Inc., who is assisting us, toll-free at 1-800-549-6746.

Thank you for your continued support. Sincerely,

ROBERT J. STETSON

PRESIDENT AND CHIEF EXECUTIVE OFFICER

PLEASE VOTE YOUR PROXY. TIME IS SHORT AND YOUR VOTE IS REQUESTED.

3 EASY WAYS TO VOTE

Help your company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy card or voting form. Have your control number listed on the form ready and follow the simple instructions.

2.	Vote by Internet. Go to the website listed on your proxy card or voting form. Have your control number listed on the form ready and follow the simple instructions.

3.	Vote by Mail. Mark, sign, date and return your proxy card or voting form in the postage-paid return envelope provided.

PLEASE ACT TODAY

YOUR VOTE IS IMPORTANT

         Time is short. Please take action immediately to vote your shares! This will ensure your vote is counted. Remember, a failure to vote is equivalent to a vote “against” the merger agreement.

         Street name shareholders: Your broker or bank cannot vote your shares unless it receives your specific instructions. Please vote your proxy immediately. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., who is assisting us, toll-free at 1-800-549-6746.